UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

Date of Report (Date of earliest event reported): April 1, 2022

KOLABORATION VENTURES CORPORATION

(Exact name of issuer as specified in its charter)

Wyoming

(State or other jurisdiction of incorporation or organization)

183 Main Street Rio Vista, California 94571	87-2163635
(Address of principal executive offices)	(IRS Employer Identification No.)

Registrant’s telephone number, including area code: 480-225-1167

Title of each class of securities issued pursuant to Regulation A: Common Shares

Item 4.01 Changes in Issuer’s Certifying Accountant.

Engagement of New Independent Registered Public Accounting Firm

On April 1, 2022, the Board approved the engagement of Marcum, LLP (“Marcum”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2021. In deciding to engage Marcum, the Board reviewed auditor independence and existing commercial relationships with Marcum and concluded that Marcum has no commercial relationship with the Company that would impair its independence. During the fiscal years ended December 31, 2020 and December 31, 2019, respectively, and in the subsequent period from January 1, 2021 through April 1, 2022, neither the Company nor anyone acting on its behalf has consulted with Marcum regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of the Company, and no written report or oral advice was provided to the Company by Marcum that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a “reportable event” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KOLABORATION VENTURES CORPORATION

	By:	/s/ Charles Wesley
	Name:	Charles Wesley
	Title:	Chief Financial Officer

Dated: April 5, 2022